UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006 (August 24, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” “believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited
A.C.N. 004 085 330
Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
GPO Box 772H, Melbourne,
Victoria 3001, Australia
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
www.ansell.com

NEWS RELEASE

24th August, 2006

Ansell Limited Full Year Results 30 June, 2006

Earnings Per Share Market Commitments Met

Highlights:

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’05 A$M		F’06 A$M		%	F’05 US$M	F’06 US$M	%
Sales	1,081.1		1,138.2		5.3	812.1	849.1	4.6

Segment EBIT	153.7		144.2		(6.2)	115.7	107.6	(7.0)

Pre SPT Write-Down
• Profit Attributable	134.4		121.6		(9.5)	101.0	90.8	(10.1)
• Earnings Per Share (¢)	80.2		76.9		(4.1)	60.2	57.3	(4.8)

Post SPT Write-Down
• Profit Attributable	54.4		116.1		113.4	40.1	86.7	116.2
• Earnings Per Share (¢)	32.5		73.4		125.8	24.0	54.8	128.3
Dividend	17.0	¢	21.0	¢	23.5

•	Sales Up 4.6%, the largest annual increase for 8 years

•	Strong Balance Sheet – with gearing of 10.8%

•	F’06 full year dividend increased by 23.5%.

•	Interest in South Pacific Tyres sold and A$122 million realised.

•	A$100 million share buy-back concluded in August and a new 5.7 million share buy-back authorised.

F’07 Full Year Guidance:

•	Taking into account Ansell’s latex price expectations and additional “growth” expenditures, the Company expects F’07 EPS will be in the range of US46¢-US50¢ (see Outlook for details).

24th August, 2006

Ansell Limited Full Year 2006 Results Summary

Ansell (ASX:ANN) today announced a full year Profit Attributable to Shareholders of US$86.7 million, up on the previous year’s result of US$40.1 million. These results include US$4.1 million and US$60.9 million write-downs of the (now fully exited) South Pacific Tyres (SPT) investment in F’06 and F’05, respectively.

The Board has declared a final dividend of A12¢ a share unfranked, payable on 5 October, 2006. The full year dividend will therefore be A21¢ a share, an increase of A4¢ or 23.5% on the previous year. At the same time, the Board announced a new on market share buy-back of 5.7 million shares, which will take the number of shares bought back over the course of this year to 10% of Ansell’s issued capital, the maximum amount permitted without additional shareholder approval.

Chairman’s Comments:

Mr. Peter Barnes, Ansell’s Chairman, commented “Ansell had a positive year in many aspects of its performance and the Board is pleased with strategic developments and many of the operational results. However, the unprecedented increase in raw material costs, in particular, natural rubber latex, put substantial pressure on earnings. Management has undertaken a number of initiatives in an attempt to overcome this and F’06 is a very creditable result when these costs are recognised.”

He continued “F’06 contained some important achievements, one of the most significant of which was the sale of our investment in SPT which realised A$122 million. These proceeds were the basis of an A$100 million share buy-back undertaken during the year and which concluded in August. The acquisition of Jissbon in China during the year was Ansell’s first acquisition since 2000. Ansell continues to look for other such growth opportunities across the globe.”

Business Review:

Mr. Doug Tough, Ansell’s Chief Executive Officer, commented “F’06’s top line growth of 4.6% was the highest in 8 years and this sales momentum has continued as we start our new fiscal year of 2007.”

“The EBIT impact of a 73% increase in natural rubber latex prices in F’06, much of which occurred in the second half, could not be recouped with price increases, manufacturing productivity improvements and overhead cost controls. With the benefit of lower interest and tax expenses however, Ansell did meet its market commitment of EPS in the US 54–57¢ range. This achievement in meeting our commitments despite the volatile world commodity markets reflects the benefits of our diverse regional and business portfolios. More than 50% of our products contain no latex and so we were able to withstand relatively well, the unprecedented cost impacts on our latex-containing products”.

Corporate Development:

In April 2006, Ansell acquired 75% of a leading Chinese condom marketing business, Wuhan Jissbon Sanitary Products, for US$18.5 million. Jissbon has approximately a 10% share of the rapidly growing Chinese retail condom market.

The previously announced establishment of an Occupational glove trading subsidiary in China has also occurred and Ansell has made good progress in this market. Ansell is also pleased with growth results in Russia and other emerging markets where business in all three sectors progressed well.

As previously announced, the offer for Unimil SA, a Polish condom manufacturer and marketer, lapsed after the 80% minimum acceptance condition was not met.

On 25 January 2006, the sale of Ansell’s 50% share of South Pacific Tyres was completed, realising A$122.3 million. A loss against the carrying value of A$5.5 million (US$4.1 million) was recorded; however, this was done in exchange for the buyer accepting various residual liabilities under the Partnership Agreement.

Occupational Healthcare:

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	545.7	569.2	409.8	424.6
Segment EBIT	81.3	81.3	61.0	60.7
EBIT/Sales	14.9%	14.3%	14.9%	14.3%

The Occupational business accounted for 50% of Revenue and 56% of Segment EBIT.

After a slow first half of the year (flat on last year), second half sales were strong and resulted in a net 3.6% increase year on year, with pleasing improvement in the U.S. and the emerging markets in Europe.

Maintaining Segment EBIT at F’05 levels was a good result, given increased cost pressures on synthetic materials and natural rubber latex and changes in mix.

The HyFlex® range continues to expand, with volume growth of 17% in F’06. The new AlphaTEC™ grip technology glove has also had an excellent first six months, with strong demand from the petrochemical industry.

Professional Healthcare:

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	367.7	387.4	276.3	289.0
Segment EBIT	43.3	38.9	32.7	29.0
EBIT/Sales	11.8%	10.0%	11.8%	10.0%

The Professional business accounted for 34% of Revenue and 27% of Segment EBIT.

Sales increased a healthy 4.6% for the year, with the Americas and European Regions driving growth. Gross margins however, were hit hard by latex price increases, resulting in a sharp reduction in EBIT and return on sales.

F’06 saw the expansion of Ansell’s synthetic surgical range with the introduction of a new DermaPrene® PI glove made from polyisoprene. Synthetic surgical sales globally continued to grow, up 10% in F’06.

Examination glove sales were strong, up 14% (synthetics up over 19%); however cost pressures meant margins were down.

Consumer Healthcare

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	167.7	181.6	126.0	135.5
Segment EBIT	29.1	24.0	22.0	17.9
EBIT/Sales	17.4%	13.2%	17.4%	13.2%

The Consumer business accounted for 16% of Revenue and 17% of Segment EBIT.

A strong second half in retail condom sales resulted in a year on year revenue increase of 7.5%. However, dampening this was a reduction in margins mostly due to U.S. retail market promotions, though higher latex costs also contributed. EBIT was also impacted negatively in F’06 by the Surat Thani plant detention by the US Food and Drug Administration, which cost over $1.5 million.

The expansion in China, through the acquisition of Jissbon in April, provided an additional $3.1 million of sales and a positive EBIT contribution. Ansell is pleased that this business is performing in line with business case expectations.

The bid and tender parts of the condom business grew strongly with sales up 18%.

Finance:

Higher latex costs and new products contributed to higher inventories and strong sales in the fourth quarter led to an increase in trade receivables as at 30 June. Even though average Days Working Capital for F’06 declined, the dollar value of Working Capital at year end rose US$16.3 million (excluding the impact of the Jissbon acquisition). Operating EBIT was down US$6.9 million (excluding SPT), and capital expenditure rose US$1.7 million. Net interest paid, even after the buy-back and Jissbon acquisition, declined by US$6.5 million but this could not offset the other movements and Free Cash Flow was US$76.7 million in F’06 vs. US$94.5 million in F’05.

Ansell’s gearing continues to be low and at 10.8%, well below last year’s 19.1%. Interest cover is also robust at 26.9X and above F’05’s level of 17.7X.

Given the strength of Ansell’s Balance Sheet and cash flow projections, the Board has authorised a further on market buy-back of 5.7 million shares. The Board has also determined to seek shareholder approval at the Annual General Meeting to refresh the Company’s ability to purchase up to 10% of its issued capital.

Impact of AIFRS:

AIFRS required changes affected the 30 June, 2005 comparative figures as follows:-

	Reported F’05	AIFRS Adjustment	Post AIFRS F’05
EBIT (US$M)	33.0	+16.0	49.0
Profit Attributable (US$M)	7.9	+32.2	40.1
EPS (US¢)	4.7	+19.3	24.0
Equity (US$M)	459.7	+15.6	475.3

Dividends:

The Board has declared an increased final dividend of A12¢ (A10¢ in 2005) per share unfranked with a record date of 14 September, 2006 and a payment date of 5 October, 2006. For non resident shareholders, dividends will not attract withholding tax.

The total dividend paid relating to the F’06 year would therefore be A21¢, an increase of 23.5% on F’05 A$17¢.

Outlook:

As the market has previously been advised, the net impact of significantly higher natural rubber latex costs, after increasing selling prices where possible and implementing new manufacturing initiatives, is expected to be approximately US$10 million in F’07. This is based on Ansell’s estimates of latex costs (~MYR5.5/wet kg) and the Company’s ability to recover more of this increase.

In addition, the Board has supported increased spending on research, new product development, and business development initiatives in the pursuit of market share growth in current and emerging markets, and M&A activities. These investments in growth are likely to cost US$12 million more in F’07.

Ansell’s Chief Executive Officer, Doug Tough said: “based on our current analysis of the cost landscape and our increases in “growth” overheads budgeted for F’07, the market should expect Ansell’s EPS to be in the range of US46¢ to US50¢. We recognise the volatility in the world commodity markets and will keep the market well appraised of any changes in our outlook.”

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2006

Ansell Limited and Subsidiaries

ACN 004 085 330

Appendix 4E – Page 1

Appendix 4E

Preliminary Final Report

For the year ended 30 June 2006

Ansell Limited and Subsidiaries

ACN 004 085 330

Results for Announcement to the Market		%		$ M
Revenue from ordinary activities	up/(down)	5.4%	to	1,152.3
Profit from ordinary activities after tax attributable to members	up/(down)	113.4%	to	116.1
Net profit for the period attributable to members	up/(down)	113.4%	to	116.1

Dividends (distributions)	Amount per security		Franked amount per security
Dividend	12.0	¢	Nil
Record date for determining entitlements to the dividend	14th September, 2006

•	Sales of $1,138.2 million compared to last year’s $1,081.1 million.

•	Net profit attributable to members $116.1 million compared to last year’s $54.4 million (which included $80 million write-down of the investment in the South Pacific Tyres partnership).

•	Earnings per share of 73.4¢ compared to last year’s 32.5¢.

•	A dividend of 12¢ per share unfranked has been declared payable on 5th October, 2006.

Appendix 4E – Page 2

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Commentary on Results

(This commentary is in US dollars which is the predominant global currency of our business transactions)

	Reported in Australian Dollars					Results in Operating Currency – US Dollars
	F’05 A$ M		F’06 A$ M		%	F’05 US$M	F’06 US$M	%
Sales	1,081.1		1,138.2		5.3	812.1	849.1	4.6

Healthcare EBIT	153.7		144.2		(6.2)	115.7	107.6	(7.0)

Pre SPT Write-Down
• Profit Attributable	134.4		121.6		(9.5)	101.0	90.8	(10.1)
• Earnings Per Share (¢)	80.2		76.9		(4.1)	60.3	57.3	(4.8)

Post SPT Write-Down
• Profit Attributable	54.4		116.1		113.4	40.1	86.7	116.2
• Earnings Per Share (¢)	32.5		73.4		125.8	24.0	54.8	128.3
Dividend	17.0	¢	21.0	¢	23.5

•	Sales up 4.6%, the largest annual increase for 8 years

•	Strong Balance Sheet – with Gearing of 10.8%

•	F’06 full year Dividend Increased by 23.5%.

•	Interest in South Pacific Tyres sold and A$122 million realised.

Appendix 4E – Page 3

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Business Review:

Ansell reported a full year Profit Attributable to Shareholders of US$86.7 million, up on the previous year’s result of US$40.1 million. These results include US$4.1 million and US$60.9 million write-downs of the (now fully exited) South Pacific Tyres investment in F’06 and F’05, respectively.

The Board has declared a final dividend of A12¢ a share unfranked, payable on 5 October, 2006. The full year dividend will therefore be A21¢ a share, an increase of A4¢ or 23.5% on the previous year.

F’06’s top line growth of 4.6% was the highest in 8 years however the EBIT impact of a 73% increase in natural rubber latex prices in F’06, much of which occurred in the second half, could not be recouped with price increases, manufacturing productivity improvements and overhead cost controls. With the benefit of lower interest and tax expenses however, Ansell did meet its market commitment of EPS in the US 54–57¢ range.

In April 2006, Ansell acquired 75% of a leading Chinese condom marketing business, Wuhan Jissbon Sanitary Products, for US$18 million. Jissbon has approximately a 10% share of the rapidly growing Chinese retail condom market.

The establishment of an Occupational glove trading company in China has also occurred. Ansell is also pleased with growth results in Russia and other emerging markets where business in all three sectors progressed well.

However the offer for Unimil SA, a Polish condom manufacturer and marketer, lapsed after the 80% minimum acceptance condition was not met.

On 25 January, 2006 the sale of Ansell’s 50% share of South Pacific Tyres was completed, realising A$122.3 million. A loss against the carrying value of A$5.5 million (US$4.1 million) was recorded; however, this was done in exchange for the buyer accepting various residual liabilities under the Partnership Agreement.

Appendix 4E - Page 4

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Occupational Healthcare:

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	545.7	569.2	409.8	424.6
Segment EBIT	81.3	81.3	61.0	60.7
EBIT/Sales	14.9%	14.3%	14.9%	14.3%

After a slow first half of the year (flat on last year), second half sales were strong and resulted in a net 3.6% increase year on year, with pleasing improvement in the U.S. and the emerging markets in Europe.

Maintaining Segment EBIT at F’05 levels was a good result, given increased cost pressures on synthetic materials and natural rubber latex and changes in mix.

The HyFlex® range continues to expand, with volume growth of 17% in F’06. The new AlphaTEC™ grip technology glove has also had an excellent first six months, with strong demand from the petrochemical industry.

Professional Healthcare:

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	367.7	387.4	276.3	289.0
Segment EBIT	43.3	38.9	32.7	29.0
EBIT/Sales	11.8%	10.0%	11.8%	10.0%

Sales increased a healthy 4.6% for the year, with the Americas and European Regions driving growth. Gross margins however, were hit hard by latex price increases, resulting in a sharp reduction in EBIT and return on sales.

F’06 saw the expansion of Ansell’s synthetic surgical range with the introduction of a new DermaPrene® PI glove made from polyisoprene. Synthetic surgical sales globally continued to grow, up 10% in F’06.

Examination glove sales were strong, up 14% (synthetics up over 19%); however cost pressures meant margins were down.

Appendix 4E - Page 5

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Consumer Healthcare

	A$M		US$M
	F’05	F’06	F’05	F’06
Sales	167.7	181.6	126.0	135.5
Segment EBIT	29.1	24.0	22.0	17.9
EBIT/Sales	17.4%	13.2%	17.4%	13.2%

A strong second half in retail condom sales resulted in a year on year revenue increase of 7.5%. However, dampening this was a reduction in margins mostly due to U.S. retail market promotions, though higher latex costs also contributed. EBIT was also impacted negatively in F’06 by the Surat Thani plant detention by the U.S. Food and Drug Administration, which cost over $1.5 million.

The expansion in China, through the acquisition of Jissbon in April, provided an additional $3.1 million of sales and a positive EBIT contribution.

The bid and tender parts of the condom business grew strongly with sales up 18%.

Finance:

Higher latex costs and new products contributed to higher inventories and strong sales in the fourth quarter led to an increase in trade receivables as at 30 June. Even though average Days Working Capital for F’06 declined, the dollar value of Working Capital at year end rose US$16.3 million (excluding the impact of the Jissbon acquisition). Operating EBIT was down US$6.9 million (excluding SPT), and capital expenditure rose US$1.7 million. Net interest paid, even after the buy-back and Jissbon acquisition, declined by US$6.5 million but this could not offset the other movements and Free Cash Flow was US$76.7 million in F’06 vs. US$94.5 million in F’05.

Ansell’s gearing continues to be low and at 10.8%, well below last year’s 19.1%. Interest cover is also robust at 26.9X and above F’05’s level of 17.7X.

Appendix 4E - Page 6

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

AIFRS required changes affected the 30 June, 2005 comparative figures as follows:-

	Reported F’05	AIFRS Adjustment	Post AIFRS F’05
EBIT (US$M)	33.0	16.0	49.0
Profit Attributable (US$M)	7.9	32.2	40.1
EPS (US¢)	4.7	19.3	24.0
Equity (US$M)	459.7	15.6	475.3

Appendix 4E - Page 7

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Income Statement

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	Note	2006 A$m	2005 A$m	2006 US$m(a)	2005 US$m(a)
Revenue
Total revenue	1	1,152.3	1,093.4	859.6	821.4

Expenses
Cost of goods sold		716.2	650.1	534.5	488.6
Selling, distribution and administration		284.0	285.0	211.6	213.6
Other	2	5.5	80.0	4.1	60.9

Total expenses, excluding financing costs		1,005.7	1,015.1	750.2	763.1
Financing costs		20.0	21.9	14.9	16.6

Profit before income tax expense		126.6	56.4	94.5	41.7

Income tax expense		7.9	0.2	5.8	0.2

Net profit		118.7	56.2	88.7	41.5

Minority interests in net profit		2.6	1.8	2.0	1.4

Net profit attributable to Ansell Limited shareholders		116.1	54.4	86.7	40.1

		cents	cents	cents	cents
Earnings per share is based on net profit attributable to Ansell
Limited shareholders
Basic earnings per share	6	73.4	32.5	54.8	24.0
Diluted earnings per share	6	72.7	32.1	54.2	23.7

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Income Statement at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2005 to June 2006.

Appendix 4E - Page 8

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Statement of Recognised Income and Expense

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	2006 A$m	2005 A$m
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)
Net exchange difference on translation of financial statements of foreign operations	26.0	(44.5)
Transfer to profit for period on expiration of previously effective hedges	(2.7)	—
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—

Net income/(loss) recognised directly in equity	30.4	(52.2)
Net profit for the period	118.7	56.2

Total recognised income and expense for the period	149.1	4.0

Attributable to:
Members of Ansell Limited	146.5	2.2
Minority interests	2.6	1.8

Total recognised income and expense for the period	149.1	4.0

Appendix 4E - Page 9

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Balance Sheet

of Ansell Limited and Subsidiaries

	Note	2006 A$m	2005 A$m	2006 US$m(a)	2005 US$m(a)
Current Assets
Cash on hand		0.3	0.2	0.2	0.2
Cash at bank and on deposit		311.1	218.7	230.0	166.8
Cash - restricted deposits		6.6	8.4	4.9	6.4
Trade and other receivables		221.5	214.1	164.0	163.1
Inventories		186.0	157.3	137.6	120.1
Other		12.6	13.2	9.3	10.1

Total Current Assets		738.1	611.9	546.0	466.7

Non-Current Assets
Trade and other receivables		19.8	68.3	14.6	52.1
Other financial assets		—	59.0	—	45.0
Property, plant and equipment		195.6	195.4	144.6	149.0
Intangible assets		299.8	268.8	221.7	205.0
Deferred tax assets		54.7	37.9	40.4	28.9

Total Non-Current Assets		569.9	629.4	421.3	480.0

Total Assets		1,308.0	1,241.3	967.3	946.7

Current Liabilities
Trade and other payables		142.1	129.1	105.2	98.5
Interest-bearing liabilities		114.3	34.3	84.4	26.3
Provisions		50.6	48.7	37.4	37.1
Current tax liabilities		10.9	10.3	8.1	7.9

Total Current Liabilities		317.9	222.4	235.1	169.8

Non-Current Liabilities
Trade and other payables		0.7	0.8	0.5	0.6
Interest-bearing liabilities		275.9	331.0	204.0	252.4
Provisions		20.8	20.2	15.4	15.4
Retirement benefit obligations		13.5	25.2	10.0	19.2
Deferred tax liabilities		25.5	18.3	18.9	14.0

Total Non-Current Liabilities		336.4	395.5	248.8	301.6

Total Liabilities		654.3	617.9	483.9	471.4

Net Assets		653.7	623.4	483.4	475.3

Equity
Issued capital		1,136.8	1,232.8	840.6	940.2
Reserves		(5.2)	(34.7)	(3.9)	(26.6)
Accumulated losses	4	(491.9)	(583.8)	(363.7)	(445.2)

Total Equity Attributable to Ansell Limited Shareholders		639.7	614.3	473.0	468.4

Minority interests		14.0	9.1	10.4	6.9

Total Equity	5	653.7	623.4	483.4	475.3

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Balance Sheet at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on Friday, 30 June 2006, at US$0.73945 = A$1 (June 2005 US$0.76265 = A$1).

Appendix 4E - Page 10

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Cash Flow Statement

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	2006 A$m	2005 A$m	2006 US$m(a)	2005 US$m(a)
Cash flows Related to Operating Activities
Receipts from customers	1,138.1	1,128.6	849.4	848.2
Payments to suppliers and employees	(990.0)	(959.7)	(738.9)	(721.3)

Net receipts from customers	148.1	168.9	110.5	126.9
Income taxes paid	(16.4)	(16.1)	(12.2)	(12.3)

Net Cash Provided by Operating Activities	131.7	152.8	98.3	114.6

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired	(24.0)	—	(17.9)	—
Payments for property, plant and equipment	(16.5)	(14.1)	(12.3)	(10.6)
Proceeds from sale of plant and equipment	0.9	—	0.6	—
Loans repaid	66.8	—	49.9	—
Proceeds from sale of other investments	53.0	1.4	39.6	1.1

Net Cash Provided by/(Used in) Investing Activities	80.2	(12.7)	59.9	(9.5)

Cash Flows Related to Financing Activities
Proceeds from borrowings	28.4	145.1	21.2	109.0
Repayments of borrowings	(34.3)	(171.5)	(25.7)	(128.9)

Net repayments of borrowings	(5.9)	(26.4)	(4.5)	(19.9)
Proceeds from issues of shares	4.1	5.0	3.1	3.8
Payments for share buy-back	(103.1)	(156.1)	(76.1)	(121.7)
Dividends paid	(31.4)	(24.7)	(23.4)	(18.6)
Interest received	14.0	8.5	10.4	6.4
Interest and borrowing costs paid	(19.8)	(23.3)	(14.8)	(17.3)

Net Cash Used in Financing Activities	(142.1)	(217.0)	(105.3)	(167.3)

Net increase/(decrease) in cash and cash equivalents	69.8	(76.9)	52.9	(62.2)
Cash and cash equivalents at the beginning of the financial year	225.9	314.8	172.3	216.8
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the financial year	7.3	(12.0)	(1.2)	17.7

Cash and Cash Equivalents at the End of the Financial Year	303.0	225.9	224.0	172.3

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars to US dollars has been made throughout the Cash Flow Statement at the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2005 to June 2006.

Appendix 4E - Page 11

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Industry and Regional Segments

of Ansell Limited and Subsidiaries for the year ended 30 June 2006

	Operating Revenue				Operating Result
	June		June (a)		June		June (a)
	2006 A$m	2005 A$m	2006 US$m	2005 US$m	2006 A$m	2005 A$m	2006 US$m	2005 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	569.2	545.7	424.6	409.8	81.3	81.3	60.7	61.0
Professional Healthcare	387.4	367.7	289.0	276.3	38.9	43.3	29.0	32.7
Consumer Healthcare	181.6	167.7	135.5	126.0	24.0	29.1	17.9	22.0

Total Ansell Healthcare	1,138.2	1,081.1	849.1	812.1	144.2	153.7	107.6	115.7
Corporate Revenue/Costs	14.1	12.3	10.5	9.3	(11.7)	(7.7)	(8.7)	(5.8)

Operating EBIT					132.5	146.0	98.9	109.9
Write-down of investment in South Pacific Tyres					—	(80.0)	—	(60.9)

Earnings before Net Interest and Tax (EBIT)					132.5	66.0	98.9	49.0
Financing costs net of interest revenue					(5.9)	(9.6)	(4.4)	(7.3)

Operating Profit before Tax					126.6	56.4	94.5	41.7
Tax					(7.9)	(0.2)	(5.8)	(0.2)
Minority interests					(2.6)	(1.8)	(2.0)	(1.4)

Total Consolidated	1,152.3	1,093.4	859.6	821.4	116.1	54.4	86.7	40.1

REGION
Asia Pacific	178.5	162.7	133.2	122.4	36.6	38.9	27.3	29.3
Americas	539.0	517.7	402.2	387.9	62.2	68.2	46.4	51.1
Europe, Middle East and Africa	420.7	400.7	313.7	301.8	45.4	46.6	33.9	35.3

Total Ansell Healthcare	1,138.2	1,081.1	849.1	812.1	144.2	153.7	107.6	115.7

	Assets Employed				Liabilities
	June 2006 A$m	June 2005 A$m	June (a) 2006 US$m	June (a) 2005 US$m	June 2006 A$m	June 2005 A$m	June (a) 2006 US$m	June (a) 2005 US$m
INDUSTRY
Ansell Healthcare
Occupational Healthcare	441.6	410.2	326.6	312.9	101.4	83.5	75.0	63.7
Professional Healthcare	346.1	325.1	255.9	247.9	66.2	62.6	49.0	47.7
Consumer Healthcare	144.3	101.6	106.7	77.5	24.4	21.1	18.0	16.1

Total Ansell Healthcare	932.0	836.9	689.2	638.3	192.0	167.2	142.0	127.5
Corporate Assets/Liabilities	58.0	177.1	43.0	135.0	462.3	450.7	341.9	343.9
Cash	318.0	227.3	235.1	173.4	—	—	—	—

Total Consolidated	1,308.0	1,241.3	967.3	946.7	654.3	617.9	483.9	471.4

REGION
Asia Pacific	251.1	230.4	185.7	175.7	69.3	60.0	51.2	45.8
Americas	216.6	196.8	160.2	150.1	75.7	73.6	56.0	56.1
Europe, Middle East and Africa	170.2	143.0	125.8	109.1	47.0	33.6	34.8	25.6
Goodwill and Brand names	294.1	266.7	217.5	203.4	—	—	—	—

Total Ansell Healthcare	932.0	836.9	689.2	638.3	192.0	167.2	142.0	127.5

(a)	The Company reports in Australian dollars. The United States dollar (US dollar) is the predominant global currency of our business transactions. For the convenience of the reader, translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made at the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2005 to June 2006. Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 30 June 2006, at US$0.73945 = A$1 (June 2005 US$0.76265 = A$1).

The above Industry and Regional Segments report should be read in conjunction with the accompanying Note 8.

Appendix 4E - Page 12

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Additional Financial Information

The Cash Flow Statement required to be reported for statutory purposes provides an analysis of cash flows which have impacted the cash held by the Company and its subsidiaries. The following analysis is based on the Company’s internal cash management reporting which focuses on the cash flow generated by the operations and the movement in net interest bearing debt (NIBD).

(a) Cash Flow Analysis (movement in NIBD)

	2006 A$m	2005 A$m	2006 US$m	2005 US$m
Operating EBIT	132.5	146.0	98.9	109.9
SPT write-down and sale costs	5.5	—	4.1	—
Depreciation and amortisation	25.4	24.8	18.9	18.6
Working Capital Reduction/(Increase) - excluding acquisitions	(29.0)	23.4	(16.3)	(0.2)
Tax Paid	(16.4)	(16.1)	(12.2)	(12.3)
Capital Expenditure	(16.5)	(14.1)	(12.3)	(10.6)
Net Interest Paid	(5.8)	(14.8)	(4.4)	(10.9)

Free Cash Flow	95.7	149.2	76.7	94.5
Acquisitions	(25.1)	—	(18.5)	—
Dividends Paid - Ansell Limited shareholders	(30.2)	(23.6)	(22.5)	(17.7)
Contributions of equity	4.1	5.0	3.1	3.8
Share Buy-Back	(103.1)	(156.1)	(76.1)	(121.7)
Disposal of South Pacific Tyres	119.8	—	89.5	—
Other	6.3	(1.8)	1.3	11.4

(Increase)/Decrease in NIBD	67.5	(27.3)	53.5	(29.7)

(b) Abridged Balance Sheet

	2006 A$m	2005 A$m	2006 US$m	2005 US$m
Fixed Assets	195.6	195.4	144.6	149.0
Goodwill and Intangibles	299.8	268.8	221.7	205.0
Investment in/Loans to South Pacific Tyres	—	124.6	—	95.0
Other Assets/Liabilities	(19.1)	(40.1)	(14.1)	(30.6)
Trade Debtors	196.6	170.8	145.3	130.1
Inventories	186.0	157.3	137.6	120.1
Trade Creditors	(126.1)	(106.8)	(93.3)	(81.4)

Net Operating Assets	732.8	770.0	541.8	587.2
NIBD (Interest Bearing Liabilities less Cash at Bank and on Deposit)	(79.1)	(146.6)	(58.4)	(111.9)

Shareholders’ Equity	653.7	623.4	483.4	475.3

(c) Reconciliation of Statutory Cash Flow Analysis to Management Cash Flow Analysis

	2006 A$m	2005 A$m	2006 US$m	2005 US$m
Operating EBIT	132.5	146.0	98.9	109.9
SPT write-down and sale costs	5.5	—	4.1	—
Depreciation and amortisation	25.4	24.8	18.9	18.6
Working Capital Reduction/(Increase) - excluding FX and acquisitions	(14.1)	2.7	(10.8)	2.0
Tax Paid	(16.4)	(16.1)	(12.2)	(12.3)
Other	(1.2)	(4.6)	(0.6)	(3.6)

Net Cash Provided by Operating Activities	131.7	152.8	98.3	114.6
Capital Expenditure	(16.5)	(14.1)	(12.3)	(10.6)
Net Interest Paid	(5.8)	(14.8)	(4.4)	(10.9)
Acquisitions	(25.1)	—	(18.5)	—
Dividends Paid - Ansell Limited shareholders	(30.2)	(23.6)	(22.5)	(17.7)
Contributions of equity	4.1	5.0	3.1	3.8
Share Buy-Back	(103.1)	(156.1)	(76.1)	(121.7)
Disposal of South Pacific Tyres	119.8	—	89.5	—
Effect of exchange rate changes on the balances of cash and interest bearing liabilities held in foreign currencies	(3.0)	20.6	(0.1)	9.5
Other	(4.4)	2.9	(3.5)	3.3

(Increase)/Decrease in NIBD	67.5	(27.3)	53.5	(29.7)

Appendix 4E - Page 13

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

1.	Total Revenue

	2006 A$m	2005 A$m
Revenue from the sale of goods	1,138.2	1,081.1
Revenue From Other Operating Activities
Interest Received or Due and Receivable
From related parties	2.4	4.0
From others	11.7	8.3

Total revenue from other operating activities	14.1	12.3

Total Revenue	1,152.3	1,093.4

2.	Exceptional Items

	2006 A$m	2005 A$m
Exceptional items included in profit before income tax expense
Impairment loss on investment in South Pacific Tyres partnership and sale costs	(5.5)	(80.0)

3.	Dividends Paid and Declared

	2006 A$m	2005 A$m
Dividends Paid
A final dividend of 10 cents per share unfranked for the year ended 30 June 2005 (June 2004 - 7 cents unfranked) was paid on 18 October 2005 (2004 - 14 October 2004)	16.0	12.4
An interim dividend of 9 cents per share unfranked for the year ended 30 June 2006 (June 2005 - 7 cents franked to 57%) was paid on 7 April 2006 (2005 - 8 April 2005)	14.2	11.2

	30.2	23.6

Dividends Declared

Since the end of the financial year the Directors have declared a final dividend of 12 cents per share unfranked, for the year ended 30 June 2006.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

4.	Accumulated Losses

	2006 A$m	2005 A$m
Accumulated losses at the beginning of the financial year	(583.8)	(606.8)
Adoption of AASB 139	0.2	—
Transfers to reserves	(1.9)	(0.1)
Net profit attributable to Ansell Limited shareholders	116.1	54.4
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)
Dividends paid during the year	(30.2)	(23.6)

Accumulated losses at the end of the financial year	(491.9)	(583.8)

Appendix 4E - Page 14

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

5.	Total Equity Reconciliation

	2006 A$m	2005 A$m
Total equity at the beginning of the financial year	623.4	792.4
Total recognised income and expense for the period	149.1	4.0
Adjustment on adoption of AASB 139	3.2	—
Transactions with owners as owners:
Contributions of equity	4.1	5.0
Share buy-back	(103.1)	(156.1)
Share-based payments reserve	4.9	4.6
Dividends:
Ansell Limited shareholders	(30.2)	(23.6)
Outside shareholders	(1.2)	(1.1)
Movement in minority interest (excluding profit for period and dividends)	3.5	(1.8)

Total equity at the end of the financial year	653.7	623.4

	30 June 2006	30 June 2005
Number of shares on issue as at
Ordinary shares fully paid*	151,782,512	160,125,483
Executive plan shares paid to 5 cents	290,800	377,800

* Includes 122,516 (June 2005 - 135,614) shares issued in accordance with the Employee Share Plan

6.	Earnings per Share (EPS)

	2006 cents	2005 cents
Earnings per Ordinary Share
Basic	73.4	32.5
Diluted	72.7	32.1

	2006 A$m	2005 A$m
Earnings Reconciliation
Net profit	118.7	56.2
Net profit attributable to minority interests	2.6	1.8

Earnings used in calculation of Basic and Diluted EPS	116.1	54.4

	No. Shares	No. Shares
Weighted average number of ordinary shares used as the denominator
Number of ordinary shares for basic earnings per share	158,283,363	167,488,404
Effect of partly paid Executive Plan shares, Options and Performance Share Rights	1,524,508	1,616,764

Number of ordinary shares and potential ordinary shares for diluted earnings per share	159,807,871	169,105,168

Partly paid Executive Plan shares, Options and Performance Share Rights have been included in diluted earnings per share in accordance with applicable Australian accounting standards.

7. NTA backing

	2006 A$m	2005 A$m
Shareholders’ Equity attributable to Ansell Limited shareholders	639.7	614.3
Less Intangible Assets	299.8	268.8

Net Tangible Assets	339.9	345.5

	No. Shares	No. Shares
Total fully paid ordinary shares on issue (millions)	151.8	160.1
Net tangible asset backing per ordinary share	$2.24	$2.16

Appendix 4E - Page 15

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

8.	Notes to the Industry and Regional Segments Report

(a) Corporate Revenue and Costs

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(b) Cash

Cash also includes Accufix Pacing Leads restricted deposits.

(c) Inter-Segment Transactions

Significant inter-segment sales were made by Asia Pacific - A$206.8 million (US$154.3 million) (2005 - $196.8 million; US$147.9 million) and Americas - A$218.5 million (US$163.1 million) (2005 - A$219.9 million; US$165.2 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment.

(d) Industry Segments

The consolidated entity comprises the following main business segments:

Occupational Healthcare - manufacture and sale of occupational health and safety gloves.

Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.

(e) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

Asia Pacific - manufacturing facilities in 4 countries and sales.

Americas - manufacturing facilities in USA and Mexico and significant sales activity.

Europe, Middle East and Africa - principally a sales region with one manufacturing facility in the UK.

	2006 A$m	2005 A$m	2006 US$m	2005 US$m
(f) Segment Capital Expenditure
Occupational Healthcare	6.8	5.1	5.1	3.8
Professional Healthcare	7.8	6.0	5.8	4.5
Consumer Healthcare	1.9	3.0	1.4	2.3

(g) Region Capital Expenditure
Asia Pacific	10.6	8.3	7.9	6.2
Americas	4.7	4.6	3.5	3.5
Europe, Middle East and Africa	1.2	1.2	0.9	0.9

(h) Segment Depreciation
Occupational Healthcare	10.2	9.1	7.6	6.8
Professional Healthcare	10.7	11.1	8.0	8.3
Consumer Healthcare	4.3	4.2	3.2	3.2

(i) Segment Other Non Cash Expenses
Occupational Healthcare	10.5	11.3	7.8	8.5
Professional Healthcare	4.8	2.7	3.6	2.0
Consumer Healthcare	0.7	1.3	0.5	1.0

Appendix 4E - Page 16

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

9.	Contingent Liabilities

Indemnities and Guarantees

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of subsidiaries, in relation to liabilities that they may incur (other than to the Company and subsidiaries) as Directors of the Company and Directors of certain subsidiaries respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned subsidiaries which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain subsidiaries remain on foot, the majority of which have been brought in France.

As at 30 June 2006, the balance of the provisions made for settlements in relation to claims is considered adequate to address any remaining liability of members of the consolidated entity.

Latex Allergy Litigation

As at 30 June 2006, there were approximately eight product liability cases pending against one or more subsidiaries in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including subsidiaries of Ansell Limited, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against an Ansell Limited subsidiary. The relevant subsidiaries are appealing these decisions. The Company is not a defendant in any cases in the United States.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the consolidated entity, however they are not considered to have a material potential impact on the results either individually or on an aggregate basis.

Business and Asset Sales

The Company and various subsidiaries have, as part of the consolidated entity’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various subsidiaries, to the purchasers of assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the consolidated entity. From time to time, the Company has received notices from purchasers of its businesses pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the consolidated entity.

10.	Contingent Assets

Exide Corporation

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the consolidated entity’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The consolidated entity has requested that the Court reconsider its decision and the Court has denied that request. The consolidated entity has filed an appeal to the United States District Court (“the Appeal Court”) and, under the rules of the Appeal Court, the consolidated entity participated in a mediation with the Exide Group. The mediation did not result in an agreement among the parties regarding any of the claims each has asserted against the other. The parties have fully briefed the issues on appeal, but no decision has yet been issued by the Appeal Court. The consolidated entity will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised Company (Exide Technologies, Inc) the consolidated entity expects to recover only stock in that Company. The ultimate amount of the consolidated entity’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

Appendix 4E - Page 17

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

11.	Impact of Adopting Australian Equivalents to IFRS

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards adopted by the Australian Accounting Standards Board, being Australian equivalents to IFRS (AIFRS). These are the consolidated entity’s first financial statements prepared in accordance with AIFRS and AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

In preparing its opening AIFRS balance sheet at 1 July 2004 and comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (previous AGAAP) with the exception of comparative information in respect of AASB 132 and AASB 139.

Details of the impact of adopting AIFRS on the consolidated entity’s income statement and balance sheet is set out in the following tables and the notes that accompany the tables. There was no material impact on previously reported cash flow information as a result of the adoption of AIFRS.

Impact on the Income Statement for the year ended 30 June 2005

	Note	Previous AGAAP $m	Transition Impact $m	AIFRS $m
Revenue
Total revenue	(g)	1,094.8	(1.4)	1,093.4

Expenses
Cost of goods sold		650.1		650.1
Selling, distribution and administration	(a) (b) (d) (g)	308.0	(23.0)	285.0
Other		80.0		80.0

Total expenses, excluding financing costs		1,038.1	(23.0)	1,015.1
Financing costs		21.9		21.9

Profit before income tax expense		34.8	21.6	56.4
Income tax expense	(f)	21.7	(21.5)	0.2

Net profit		13.1	43.1	56.2
Minority interests in net profit		1.8		1.8

Net profit attributable to Ansell Limited shareholders		11.3	43.1	54.4

Impact on Total Equity reported under previous AGAAP

	Note	1 July 2004 $m	30 June 2005 $m
Total equity under previous AGAAP		811.8	602.8
Adjustments to accumulated losses
Defined benefit superannuation plans/post retirement health benefits	(a)	(17.2)	(22.9)
Share-based payments	(b)	(1.1)	(2.0)
Transfer from foreign currency translation reserve	(c)	(279.6)	(256.2)
Business combinations	(d)	—	20.5
Income tax	(f)	(2.2)	19.3
Adjustments to reserves
Share-based payments	(b)	1.1	5.7
Transfer from foreign currency translation reserve	(c)	279.6	256.2

Total equity under AIFRS		792.4	623.4

Appendix 4E - Page 18

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

11.	Impact of Adopting Australian Equivalents to IFRS (continued)

Impact on the Balance Sheet of the consolidated entity at transition to AIFRS as at 1 July 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005

	Note	Previous AGAAP $ m	1 July 2004 Transition Impact $ m	AIFRS $ m	Previous AGAAP $ m	30 June 2005 Transition Impact $ m	AIFRS $ m
Current Assets
Cash on hand		0.9		0.9	0.2		0.2
Cash at bank and on deposit		306.9		306.9	218.7		218.7
Cash-restricted deposits		10.3		10.3	8.4		8.4
Trade and other receivables		228.7		228.7	214.1		214.1
Inventories		185.8		185.8	157.3		157.3
Other	(a)	16.4	(1.6)	14.8	14.4	(1.2)	13.2

Total Current Assets		749.0	(1.6)	747.4	613.1	(1.2)	611.9

Non-Current Assets
Trade and other receivables		63.6		63.6	68.3		68.3
Other financial assets		141.4		141.4	59.0		59.0
Property, plant and equipment		227.8		227.8	195.4		195.4
Intangible assets	(d) (e)	293.4		293.4	246.2	22.6	268.8
Deferred tax assets	(f)	24.2	0.9	25.1	15.1	22.8	37.9
Other	(e)	—		—	2.1	(2.1)	—

Total Non-Current Assets		750.4	0.9	751.3	586.1	43.3	629.4

Total Assets		1,499.4	(0.7)	1,498.7	1,199.2	42.1	1,241.3

Current Liabilities
Trade and other payables	(b)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities		190.2		190.2	34.3		34.3
Provisions		47.4		47.4	48.7		48.7
Current tax liabilities		7.2		7.2	10.3		10.3

Total Current Liabilities		404.2	—	404.2	226.1	(3.7)	222.4

Non-Current Liabilities
Trade and other payables		3.3		3.3	0.8		0.8
Interest bearing liabilities		236.0		236.0	331.0		331.0
Provisions	(a)	23.9	(4.4)	19.5	23.7	(3.5)	20.2
Retirement benefit obligations	(a)	—	20.0	20.0	—	25.2	25.2
Deferred tax liabilities	(f)	20.2	3.1	23.3	14.8	3.5	18.3

Total Non-Current Liabilities		283.4	18.7	302.1	370.3	25.2	395.5

Total Liabilities		687.6	18.7	706.3	596.4	21.5	617.9

Net Assets		811.8	(19.4)	792.4	602.8	20.6	623.4

Equity
Issued capital		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b) (c)	(275.6)	280.7	5.1	(296.6)	261.9	(34.7)
Accumulated losses	(a) (b) (c) (d) (f)	(306.7)	(300.1)	(606.8)	(342.5)	(241.3)	(583.8)

Total equity attributable to Ansell
Limited shareholders		801.6	(19.4)	782.2	593.7	20.6	614.3
Minority interests		10.2		10.2	9.1		9.1

Total Equity		811.8	(19.4)	792.4	602.8	20.6	623.4

Appendix 4E - Page 19

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

11.	Impact of Adopting Australian Equivalents to IFRS (continued)

Notes to the Income Statement and Balance Sheet tables

(a)	Defined benefit superannuation plans/post retirement health benefits

AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation funds. The AASB 1 election to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses was adopted as was the option available as a result of the early adoption of AASB 119 Employee Benefits to record all subsequent actuarial gains or losses directly in accumulated losses.

In prior years certain US subsidiaries had recorded liabilities in respect of commitments under defined benefit pension plans and post retirement health benefit schemes. In addition amounts had been remitted to the pension plans in excess of required contributions and included within prepayments. Adjustments were required to restate these balances.

The effect of this on the consolidated entity is to:

•	increase retirement benefit obligations by $20.0 million at 1 July 2004 and by $25.2 million at 30 June 2005;

•	decrease non-current provisions by $4.4 million at 1 July 2004 and by $3.5 million at 30 June 2005;

•	decrease current other assets by $1.6 million at 1 July 2004 and by $1.2 million at 30 June 2005; and

•	increase accumulated losses by $17.2 million at 1 July 2004, decrease expenses by $2.0 million and increase accumulated losses by actuarial losses of $7.7 million for the year 30 June 2005.

(b)	Share-based payments

Options and/or Performance Share Rights (PSRs) are granted to executives under the Ansell Limited Stock Incentive Plan. Under previous AGAAP no expense was required to be recognised for options/PSRs issued to employees however the consolidated entity had previously recorded a charge to the profit and loss based on the expected vesting of PSRs with the accrual for the previous year of $3.7 million being recorded within current payables. AIFRS requires the recognition of an expense for the fair value of both options and PSRs with a corresponding increase in a share-based payments reserve. The consolidated entity has applied AIFRS to all options/PSRs granted but not vested at 1 January 2005.

The effect of this on the consolidated entity is to:

•	decrease current payables by $3.7 million at 30 June 2005;

•	increase the share-based payments reserve by $1.1 million at 1 July 2004 and by $5.7 million at 30 June 2005; and to

•	increase accumulated losses by $1.1 million at 1 July 2004 and increase expenses by $0.9 million for the year ended 30 June 2005.

(c)	Foreign Currency

The consolidated entity elected to apply the exemption in AASB 1 resulting in the cumulative balance of the foreign currency translation reserve being deemed to be zero as at the date of transition to AIFRS. This had the effect of resetting the debit balance in the foreign currency translation reserve of $279.6 million at 1 July 2004 to zero and increasing accumulated losses by this amount. At 30 June 2005 the foreign currency translation reserve was increased by $256.2 million and accumulated losses increased by $256.2 million. There was no impact on reported profit for the year ended 30 June 2005.

(d)	Business Combinations

The consolidated entity has elected not to apply AASB 3 Business Combinations retrospectively. Under AASB 3 goodwill amortisation is prohibited and replaced by impairment testing. Goodwill was amortised under previous AGAAP. The effect is to reduce goodwill amortisation by $20.5 million for the year ended 30 June 2005 and to increase the carrying value of goodwill by $20.5 million as at 30 June 2005.

(e)	Intangible Assets

Under previous AGAAP capitalised development costs net of provision for amortisation were included on the balance sheet under the classification “Non-Current Assets - Other”. Under AASB 138 Intangible Assets, capitalised development costs are disclosed within Intangible Assets. The effect of this is on the consolidated entity is to reduce Non-Current Assets - Other by $2.1 million and increase Intangible Assets by $2.1 million as at 30 June 2005.

Appendix 4E - Page 20

Ansell Limited and Subsidiaries
Appendix 4E
Preliminary Final Report for the year ended 30 June 2006

Notes

11.	Impact of Adopting Australian Equivalents to IFRS (continued)

Notes to the Income Statement and Balance Sheet tables (continued)

(f)	Income Tax

Under previous AGAAP a deferred tax asset for accumulated tax losses was only recognised when it was virtually certain that such losses would be recouped. Under AIFRS a deferred tax asset is recognised in respect of accumulated tax losses when it is probable that such losses will be recouped. Management has reassessed the potential recovery of tax losses and has considered, among other things, the fact that the Group’s US operations had generated taxable income in the three years to 30 June 2005 and expect to continue to generate taxable income in the foreseeable future. Available projections for the foreseeable future indicate that a portion of available US revenue losses will probably be recouped, and as such a deferred tax asset in respect of such losses has been recognised at 30 June 2005.

In addition the tax status of subsidiaries in other countries was also reviewed and it was deemed necessary to book additional deferred tax assets and deferred tax liabilities under the stricter requirements of AIFRS.

The effect of this on the consolidated entity is to:

•	increase deferred tax assets by 0.9 million at 1 July 2004 and $22.8 million at 30 June 2005;

•	increase deferred tax liabilities by $3.1 million at 1 July 2004 and $3.5 million at 30 June 2005; and to

•	increase accumulated losses by $2.2 million at 1 July 2004 and decrease income tax expense by $21.5 million for the year ended 30 June 2005.

(g)	Revenue

Under previous AGAAP proceeds from the disposal of property, plant and equipment and other investments were disclosed as part of revenue in the income statement. Under AIFRS the gain or loss on such disposals are recognised on a net basis as income or an expense rather than recognising the consideration received as revenue. The effect of this on the consolidated entity is to reduce revenue and expenses by $1.4 million for the year ended 30 June 2005.

Appendix 4E - Page 21

Ansell Limited
Full Year Results
30th June 2006

Doug Tough – Chief Executive Officer
Rustom Jilla – Chief Financial Officer

Ansell

Ansell 2006 Agenda

Review of Business / Key Issues - **Doug Tough**

Review of Financials - **Rustom Jilla**

The Future - **Doug Tough**

US dollars used in all slides unless otherwise specified

2

Ansell — Mixed F'06 Results, Impacted by Raw Material Costs

F'05
F'06
$812.1
$849.1
$109.9
$103.0
$101.0
$90.8

$M	F'05	F'06
Sales ⇑ +5%	$812.1	$849.1
EBIT (Pre-SPT) ⇓ -6%	$109.9	$103.0
Profit Attributable Pre- SPT ⇓ -10%	$101.0	$90.8

EPS – Pre SPT
US57.3¢ -5%
A76.9¢ -4%

Dividend
A21¢ +24%

- F'06 PA post SPT costs is $86.7M and EPS is US54.8¢
- F'05 adjusted for AIFRS, taking pre-SPT EPS from US41.1¢ to US60.2¢

3

Ansell Head Winds and Upsides In F'06

Head Winds:

- Sharply higher latex costs (-$14M net EBIT impact)
- Exam glove pricing pressure
- A stronger USD, which impacted sales and EBIT to a lesser extent
- Advertising & promotions competition in U.S. retail condoms
- Extra costs related to SuratThani plant detention

Upsides:

- Strong sales growth (even after FX headwinds) – the best in 8 years
- Non-latex products (52% of sales) grew 6% and margins were held
- Strong European Emerging Market gains
- China expansion off to a good start with Jissbon acquisition
- South Pacific Tyres sold, $92M (equity & interest) received
- $76M returned to owners via share buy-backs and $22M via dividends

4

Latex costs …. Perspective on cycles

Malaysian '00
MYR (per wet kg)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Latex Prices
+7% in F'05
+73% in F'06
F'07 start price
was MYR 6.81

Based on recent (6 – 7 year) cycles, there was no reason to expect a sharp increase in F'06

Notes: Wet Kg price divided by .6 equals ~ dry kg price. Source: Malaysian Rubber Board Statistics

5

Ansell

Latex impact on Ansell

Its Proportionate Role:

Sales of Products with Natural Rubber Latex

	$M	% of Total	
Occupational	57	13	
Professional	227	79	
Consumer	122	90	
Total Sales	406	48%	+3% Year on Year Change
Total Gross Margins	149	47%	-9% Year on Year Change

Its Impact on Margins:

- Exams → Significant: Latex % of Cost High; Market Competitive
- Surgical → Moderate: Smaller % of Cost Product Differentiation
- Condoms → Minimal: Costs mostly in Packaging/Marketing
- HHG → Moderate in Consumer, Significant in Occupational: Latex % of Cost High; Gains/Losses shared with Global Marketing Partner in Consumer

6

Ansell

What are We Doing About Latex Increases?

During F’06:

- Increased Selling Prices (with Modest Success)
- Exited some GPO Contracts (Exams)
- Productivity Improvements at Plants, Overhead Cuts
- What we didn’t do, in view of “historic cycles” …. was buy forward

For F’07:

- Price increases on Exam and Household Gloves
- Further plant productivity initiatives
- Investment in new materials/technologies
- Forward contracts taken out for 20% of F’07’s latex needs

7

Occupational Business
50% of Revenue and 56% of Segment EBIT

$M	F'05	F'06	
HyFlex®	75.2	87.0	VOL +17%
Knitted	47.5	46.8	VOL -9%, ASP +9%
Disposables	81.3	81.9	
All Other	205.8	208.9	
Sales	409.8	424.6	+3.6%
Segment EBIT	61.0	60.7	Margin Erosion / Mix
EBIT/Sales	14.9%	14.3%	

Natural Latex 13%
Synthetic 87%

Strategy:
- Continued concept of hand injury solutions - Guardian[SM]
- Continued emphasis on lower cost plants and outsourcing
- New products - expanding ergonomic technology advantage
- New channels and markets

8

Ansell

Professional Business
34% of Revenue and 27% of Segment EBIT

$M		F'05	F'06	
Surgeons:	Branded PF	70.1	71.7	EMEA and AP growth
	Powdered	65.3	60.2	EMEA up, AM and AP down
	Synthetic	14.7	16.2	Strong volume growth; all regions
	Other	3.6	4.1	
Exam:	PF	68.7	77.2	VOL +19%, ASP -6%
	Powdered	12.3	13.5	VOL +10% (EMEA up), ASP flat
	Synthetic	30.8	36.8	VOL +25%, ASP lower due to mix
Other		10.8	9.3	
Sales		276.3	289.0	+4.6%
Segment EBIT		32.7	29.0	Latex costs / Exam Mix
EBIT/Sales		11.8%	10.0%	

Synthetic 21%
Natural Latex 79%

Strategy:

- Pricing to recover latex cost increases
- New products to upgrade range (including synthetics)
- US surgical market share recovery
- Outsourcing commodity products instead of investment in new capacity

Ansell

Consumer Business
16% of Revenue and 17% of Segment EBIT

$M		F'05	F'06	
Condoms: Branded Retail		70.3	72.1	Jissbon $3.1M, EU +8%, AM -14%
	Bid / Public	26.7	31.5	Tenders up, AM Public Sector Down
HHG		19.2	19.0	
Other		9.8	12.9	4Play & Supplements
Sales		126.0	135.5	+7.5%
Segment EBIT		22.0	17.9	US Retail Market Promotions
EBIT/Sales		17.4%	13.2%	

Synthetic 10%
Natural Latex 90%

Strategy:
- Recover USA Retail condoms
- New products, new packaging, brand & line extensions
- Use capacity through public sector and OEM supply
- Expand geographic footprint and leverage global strength

10

Rustom Jilla
Chief Financial Officer

Financial Results

Ansell

Ansell

Total Shareholder Return

F'04
TSR 34%
F'05
TSR 32%
F'06
TSR -1%
AUD
USD
ASX 200
$5.90
$7.74
$10.04
$9.67
$3.99
$5.35
$7.65
$7.18
3,039
3,533
4,278
5,074
AUD +64%
USD +80%
ASX200 +67%
1 July 03
31 Dec 03
30 June 04
31 Dec 04
30 June 05
31 Dec 05
30 June 06

Dividends A13¢ A17¢ A21¢

Total Shareholder Return (TSR) = Share Price appreciation plus dividends

12

Ansell

Impact of AIFRS on F'05

	Operating* EBIT ($M)	Attributable* Profit ($M)	EPS* US¢	Equity/Net Assets ($M)
F'05 as Reported	93.9	68.8	41.1	459.7
AIFRS adjustments				
Goodwill amortisation	15.3	15.3	9.1	15.3
Defined Benefit Pension/Post Retirement Health Benefit Plans	1.4	1.4	0.4	(17.0)
Share Based Payments	(0.7)	(0.7)	(0.2)	2.8
Deferred Tax	-	16.2	9.8	14.5
F'05 as Adjusted for AIFRS	109.9	101.0	60.2	475.3

No Free Cash Flow impact as a result of AIFRS.

ROE (pre SPT) for F'05 increased under AIFRS from 12.6% to 18.7% and ROA (pre SPT) increased from 12.6% to 23.2%.

*Excluding SPT Write-Down

13

Ansell

Latex Cost Graph … Updated

Source: Malaysian Rubber Board Statistics
Malaysian '00
MYR (per wet kg)
Latex Prices
+7% in F'05
+73% in F'06
F'07 start price
was MYR 6.81
Price on Aug 22
was MYR 4.89 –
down 28%
7.00
6.00
5.00
4.00
3.00
2.00
1.00
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

- Seasonal supply driven price decline in early F'07 playing out as expected
- Plus/minus .5 off a F'07 full year average cost of ~ 5.5 MYR/wet kg would, assuming no other changes, have an EPS impact of ~US2¢

• Notes: Wet Kg price divided by .6 equals ~ dry kg price. Source: Malaysian Rubber Board Statistics

14

Ansell

F'06 Profit & Loss

$M	F'05	F'06
Sales	812.1	849.1
Operating EBIT	109.9	103.0
SPT Write down and Sale Costs	60.9	4.1
EBIT	49.0	98.9
Interest & Borrowing Costs	7.3	4.4
Tax	0.2	5.8
Minorities	1.4	2.0
Profit Attributable: Pre SPT	101.0	90.8
Post SPT	40.1	86.7
Gross Margin : Sales	40.1%	37.4%
Operating EBIT: Sales	13.5%	12.1%

- Higher cash balances and fixed rates on debt
- Tax expenses were reduced by $16.2M and $7.5M in F'05 and F'06 due to Deferred Tax Adjustments
- Excluding SPT and DTA, PA went from $84.8M to $83.3M

Sales

Asia Pacific $133.2M +8.8%
Americas $402.2M +3.7%
EMEA $313.7M +3.9%

Segment EBIT

Asia Pacific $27.3M -6.8%
Americas $46.4M -9.2%
EMEA $33.9M -4.0%

15

Ansell

F'06 Balance Sheet

$M	30 June 05	30 June 06
Fixed Assets	149.0	144.6
Goodwill & Intangibles	205.0	221.7
Other Assets/Liabilities	(30.6)	(14.1)
Investment in SPT	95.0	-
Working Capital *	168.8	189.6
Net Operating Assets	587.2	541.8
Net Interest Bearing Debt	111.9	58.4
Shareholders' Funds	475.3	483.4
ROA % (excluding SPT)	23.2	18.0
ROE % (excluding SPT)	18.7	18.2
Gearing % (NIBD:NIBD & Equity)	19.1	10.8

- Average Working Capital Days improved (from 85 to 80), but strong Q4 sales raised ending debtors. Inventories were higher partly due to latex costs and new products.

16

Ansell

F'06 Cash Flow

$M	F'05	F'06
Operating EBIT (Excl SPT)	109.9	103.0
Depreciation	18.6	18.9
Working Capital	(0.2)	(16.3)
Tax Paid	(12.3)	(12.2)
Capital Expenditure	(10.6)	(12.3)
Interest Paid (Net)	(10.9)	(4.4)
Free Cash Flow (FCF)	94.5	76.7
Acquisitions	-	(18.5)
Share Buy Backs	(121.7)	(76.1)
Dividends	(17.7)	(22.5)
Disposal of SPT	-	89.5
Other	15.2	4.4
(Increase) / Reduction in Net Debt	(29.7)	53.5

17

Ansell

Portfolio Performance; Year On Year

FY'06 SALES = 5%

	Occupational	Professional	Consumer
Asia Pacific	Green	Red	Green
EMEA	Green	Green	Yellow
Americas	Green	Green	Red

FY'06 SEGMENT EBIT = -7%

	Occupational	Professional	Consumer
Asia Pacific	Red	Yellow	Green
EMEA	Red	Red	Red
Americas	Red	Red	Red

> +2% (Green) From -2% to +2% (Yellow) < -2% (Red)

Americas: Occupational margins hurt by mix. Professional sales solid but latex hurt margins. Continuing retail condom competition. FDA detention costs.

EMEA: Sales strong, margins depressed by latex, Professional & Consumer competition and emerging markets development costs.

Asia Pac: Sales strong, except Professional, where some low margin business was shed. Occupational hurt by one-offs. Consumer helped by Jissbon.

18

Ansell F'06 Financial Overview

Ansell had a mixed performance but continues to have strong fundamentals:

- Sales were strong while EBIT was pulled down by latex
- Margins of "Non-latex" products, which account for 52% of sales, remained strong
- The Balance Sheet is strong with low gearing and high interest coverage
- FCF disappointed as working capital grew but our cash generation capability remains good
- Surplus cash was distributed via higher dividends and another share buy-back, and Ansell also spent $18.5M on its first acquisition in 6 years
- EPS commitments were met, albeit with tax reductions that may not recur
- SPT, the last of the non-healthcare legacy businesses, was sold

19

Doug Tough
Chief Executive Officer

Wrap Up

Ansell

Ansell

Strategic Evolution

- **From meeting multi-year Segment EBIT commitments to advancing Ansell Growth Strategy for F'07 and Beyond**

Methodology:

F'06 Base
Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives

Synthetic Surg
Excite™
AlphaTEC™
Channels

China
Mexico
India
Russia

Citro Fresh
Other

Jissbon

21

Ansell

Geographic Expansion

- **Ansell's growth in "Emerging" markets**

Russia & CIS
Occupational +70%
Consumer +15%
Central & Eastern Europe
Occupational +50%
Professional +37%
Consumer +10%
China
Consumer +66%
Occupational +80%
Latin America
Occupational +29%
South Africa
Professional +60%

- **Jissbon Acquisition – 10% Share of China Retail Condom market**
- **China Occupational – New Ansell trading company initiated**
- **Europe Emerging Markets – Strong Consumer & Occupational growth**
- **India – Occupational distribution set up**

22

Ansell

F'07 Guidance

- **EBIT Head Winds In F'07**
  - Latex expected to be a Net $10M Negative (assuming ~MYR 5.5/wet kg)
  - $12M SG&A increase for "Growth" - R&D, Marketing, Business Development, and Selling with revenue benefits mostly from F'08 onwards

	F'06	F'07
Increase in total "growth" expenses	+3%	+8%

- **Positives**
  - Continued Top Line growth expected (fuelled by new channels & products)
  - Each Operating Business is a Top 3 Global Player
  - Further Geographic expansion envisaged
  - M&A team established; disciplined review process … many opportunities
- **Guidance**
  - EPS to be in the US46¢ - US50¢ range (excluding further major buy backs)

23

Ansell Takeaway

- Solid and steadily Growing company:
  - Organically
  - Geographically
  - Acquisitively
- Cost components tightly managed
- Diverse portfolio
- Strong financial position with investment and share buy-back capability

24

ANSELL LIMITED

Ansell
excite!
pleasure balm
for women
new
helps make
good sex great

Ansell

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: August 24, 2006